LEGAL SERVICES
since 1907

THOMSON
FINANCIAL

RECEIVED
2007 MAY 17 A 9:12

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Comm[redacted]
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

07023608

Reykjavik, May 10 2007
File no. 90-07-0158

**Re: Actavis Group hf. (File No. 82-34959)**
**<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>**

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "<u>SEC</u>") was made on behalf of Actavis Group hf. (the "<u>Company</u>") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (May 3, 2007): Actavis Group hf. announces **Withdraw interest in Merck generics business**. (enclosed).

2. News release (May 7, 2007):Actavis Group hf. announces **Actavis Group hf. Quarterly report – Presentation of 1Q Results 9 May at 8:30.** (enclosed)

3. News release (May 8, 2007):Actavis Group hf. announces **Actavis Group hf. Quarterly report - 1Q Results 2007.** (enclosed)

4. News release (May 9, 2007):Actavis Group hf. announces **Actavis Group hf. Quearterly report – Presentation of 1Q Results 2007**. (enclosed)

5. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Insiders' dealing – Date of transaction 9.5.2007** (enclosed).

Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

6. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Company Announcement – Matching Halted, News Pending**.(enclosed)

7. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Company Announscement – Matching Novator makes a voluntary takeover offer for the entire class A common shares of Actavis Group**.(enclosed)

8. News release (May 10, 2007): Actavis Group hf. **announces Actavis Group hf. Company Anouncement – Actavis receives non-binding takeover bid.** (enclosed)

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, May 10 2007
File no. 90-07-0158

**Re: Actavis Group hf. (File No. 82-34959)**
**Submission Pursuant to Rule 12g3-2(b)(iii)**

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (May 3, 2007): Actavis Group hf. announces **Withdraw interest in Merck generics business**. (enclosed).

2. News release (May 7, 2007):Actavis Group hf. announces **Actavis Group hf. Quarterly report – Presentation of 1Q Results 9 May at 8:30.** (enclosed)

3. News release (May 8, 2007):Actavis Group hf. announces **Actavis Group hf. Quarterly report - 1Q Results 2007.** (enclosed)

4. News release (May 9, 2007):Actavis Group hf. announces **Actavis Group hf. Quearterly report – Presentation of 1Q Results 2007**. (enclosed)

5. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Insiders' dealing – Date of transaction 9.5.2007**. (enclosed).

Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

6. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Company Announcement – Matching Halted, News Pending.**(enclosed)

7. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Company Announscement – Matching Novator makes a voluntary takeover offer for the entire class A common shares of Actavis Group.**(enclosed)

8. News release (May 10, 2007): Actavis Group hf. **announces Actavis Group hf. Company Anouncement - Actavis receives non-binding takeover bid.** (enclosed)

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

2007-05-03 11:58:44

# Actavis Group hf. Company Announcement - Withdraw interest in Merck generics business

Reykjavik, Iceland, 3 May 2007 ? Actavis Group (OMX: ACT) announces that it has withdrawn its interest to acquire the generics division of Merck KGaA. Actavis has performed extensive due diligence on the division and identified significant potential synergies with Actavis operations. However, the Board of Actavis considers that at the price levels that Actavis understands are being offered for the division by other bidders, the transaction would not produce value for Actavis' shareholders and therefore to proceed to the next stage of the bidding process would not be in their best interests.

Actavis is very well supported by its relationship banks and has the financial capability to undertake major acquisition opportunities such as the generics division of Merck KGaA as well as other targets. Actavis will continue to evaluate other acquisition opportunities to ensure the business remains at the forefront of a rapidly consolidating industry and to complement the strong growth profile of its own operations.

For further information:
Actavis Group

Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

About Actavis Group
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in more than 30 countries, with over 11,000 employees. The Company's market cap is approximately EUR3.0bn (US$3.8 billion) and it's listed on the OMX Exhange in Iceland. For further information, visit www.actavis.com

# Actavis Group hf. Quarterly report - Presentation of 1Q Results 9 May at 8:30

Reykjavik, Iceland, 7 May 2007 – Actavis Group (OMX: ACT), the international generic pharmaceuticals company, announces that it will host a conference call on Wednesday 9 May at 13.30 GMT/ 14.30 BST/ 09.30 ET for European and US investors to discuss earnings.

Actavis' earnings press release will be made available after the close of the OMX Stock Exchange in Iceland on Tuesday 8 May 2007, around 17.00 GMT

Live conference call for analysts and investors:
Robert Wessman, President and Chief Executive Officer and Mark Keatley CFO, will host the live Conference Call for analysts and investors, the details of which are as follows:

Conference Call for European and US Investors

Time of call: 13.30 GMT/ 14.30 BST/ 09.30 ET
UK Dial in: + 44 (0)20 7806 1960
US / Canada dial in: + 1 718 354 1390
Password/Conf ID: Actavis Q1 Results

A presentation accompanying the conference call will be available on Actavis' website at www.actavis.com, in the investor relations section, one hour before the call.

Replay:
A replay of the presentation will be available on Actavis' website, and by telephone until 15 May.

Details are as follows:
UK: +44 (0)20 7806 1970 (Pin: 8854546#)
US / Canada: + 1 718 354 1112(Pin: 8854546#)

For more information, please contact Halldor Kristmannsson, Director of Corporate Communications, tel. +354 535 2325, +354 840 3425, email: hkristmannsson@actavis.com

About Actavis Group
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in over 30 countries, with 11,000 employees. The company's market capitalization is approximately EUR3bn (US$3.8 billion) and is listed in the Iceland Stock Exchange. Actavis expects 2007 sales to total EUR1.6bn, with approximately one-third of these sales coming from the United States, the company's single largest market.

Actavis Group hf. Quarterly report - 1Q Results 2007

Actavis reports net profit of EUR27 million in 1Q

- Improved performance in Germany and UK drives underlying revenue growth of 8.3% -

Reykjavik, Iceland 8 May 2007 - Actavis Group (OMX: ACT), the international generic pharmaceuticals company, today announced results for the first quarter ending 31 March 2007.

1Q Highlights

• Reported revenue increased by 11.9% to EUR382.7 million (1Q 2006: EUR341.9 million)

• Underlying revenue increased by 8.3% (1Q 2006 pro forma: EUR353.5 million), reflecting strong performance in the UK, Germany and Russia.

• On a divisional basis:

• Pro-forma sales in Central & Eastern Europe and Asia (CEEA) increased to EUR157.2 million (1Q 2006 pro forma: EUR138.3 million). Underlying growth was 13.6%

• Pro-forma sales in North America increased to EUR108.9 million (1Q 2006 pro-forma: EUR103.7 million), representing underlying growth of 5.0%

• Sales in Western Europe, Middle East and Africa increased by 9.9% on a pro-forma basis to EUR79.7 million (1Q 2006 pro forma: EUR72.6 million)

• Third Party sales declined 5.4% to EUR35.9 million (1Q 2006 pro forma EUR37.9 million)

• EBITDA margin of 20.7% for the quarter, excluding distribution business. EBITDA margin is 23.1%

• Net profit down by 15.3% to EUR27.0 million, underlying net profit (excluding purchase price amortisation), down 7.8% to EUR32.4 million

• Underlying diluted earnings per share down 3.6% to EUR0.00660

• 80 product and market launches (48 molecules), including 180 day exclusivity on Ranitidine oral solution in the US

• Partnership agreements signed with large German insurance funds, to support further growth

Actavis President & CEO, Robert Wessman, commented:

"Actavis has a good start to the year, in line with our expectations. We continue to benefit from the diversity of our global business as well as the strength of our product pipeline, which has resulted in a significant product launch activity. It is particularly encouraging to see good improvement in Western Europe, supported by continued strong performance in the US and Russia.
Continued underlying growth combined with the impact of recent acquisitions means that we remain on track to meet our targets for the full year."

actavis

# First quarter financial results

## Analyst presentation 9 May 2007



Robert Wessman, President & CEO
Mark Keatley, CFO
Sigurdur Oli Olafsson, Deputy CEO

---

actavis

# Forward looking statement

*Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.*

2

---

actavis

# Today's speakers



Robert Wessman
President & CEO



Mark Keatley
Executive CFO



Sigurdur O Olafsson
Deputy CEO

3

---

actavis

# Agenda

1. First quarter highlights
2. Financial highlights
3. Sales performance
   - Own-label
     - North America
     - Central, Eastern Europe & Asia (CEEA)
     - West Europe, Middle East and Africa (WEMEA)
   - Third-party sales
4. Q&A



## Financial highlights 1Q

In EUR millions

| Euro millions | 1Q 2007 | 1Q 2006 | % change |
|---|---|---|---|
| | Three months ended 31 March | | |
| Total revenue | 382.7 | 341.9 | 11.9% |
| Total operating expenses | 329.2 | 291.8 | (12.8%) |
| EBITDA | 79.3 | 72.5 | 9.4% |
| EBITDA % | 20.7% | 21.2% | (0.5%) |
| Underlying net income | 32.4 | 35.2 | (7.8%) |
| PPA adjustments | 5.4 | 3.3 | (63.6%) |
| Net profit after PPA | 27.0 | 31.9 | (15.3%) |

Underlying net profit has been calculated prior to the amortisation of purchased intangibles



## Financial highlights 1Q

EUR382.7 million

1Q 2006 Revenue by segments 1Q 2007



Third-party
11%
WEMEA
20%
CEEA
40%
North America
29%
Third-party
9%
WEMEA
21%
CEEA
42%
North America
28%


Segment split is based on total revenue



## 1Q and post quarter highlights

- Contract with German health insurance providers
  - Comprehensive marketing campaign in Germany
- 180 day exclusivity in the US for Ranitidine Syrup
- First product in Austria launched, products launched in Italy and Switzerland in 2Q
- Floxapen® acquired from GSK
- Sindan rebranded to Actavis in Romania
- Abrika and ZiO Zdorovje acquisitions completed
- Interest in Merck generics business withdrawn
- Representative office in Vietnam opened





# Financial highlights



actavis

# Financial highlights 1Q 2007

In EUR millions

| Euro millions | Three months ended 31 March | | |
|---|---|---|---|
| | 1Q 2007 | 1Q 2006 | % change |
| Total revenue | 382.7 | 341.9 | 11.9% |
| Total operating expenses | 329.2 | 291.8 | (12.8%) |
| EBITDA | 79.3 | 72.5 | 9.4% |
| EBITDA % | 20.7% | 21.2% | (0.5%) |
| Underlying net income | 32.4 | 35.2 | (7.8%) |
| PPA adjustments | 5.4 | 3.3 | (63.6%) |
| Net profit after PPA | 27.0 | 31.9 | (15.3%) |
| Underlying diluted earnings per share | 0.00660 | 0.00685 | (3.6%) |
| Reported diluted earnings per share | 0.00491 | 0.00587 | (16.3%) |

- Underlying net profit has been calculated prior to the amortisation of purchased intangibles
- Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.



actavis

# Revenue by quarter

EUR million


400
375
350
325
300
342
364
324
350
383
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007

1Q underlying growth 8.3% at constant exchange rates

actavis

# Underlying growth

1Q 2007


Euro millions
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
13.6%
138.3
157.2
5.0%
103.7
108.9
Total W. Europe 4.6%
9.9%
72.6
79.7
(5.4)%
37.9
35.9
8.3%
353.5
382.7
CEEA
North America
WEMEA
Third-party
Total
1Q 2006 PF
1Q 2007

*Pro forma underlying growth. Includes underlying growth from businesses acquired in 2006 to reflect the growth of the business as it is today, at constant exchange rates.



actavis

# Cost ratio trend

EUR million and % of revenue


70%
60%
50%
40%
30%
20%
10%
0%
Cost of Sales
Sales & Marketing
General & Admin
R&D

| | Cost of Sales | Sales & Marketing | General & Admin | R&D |
|---|---|---|---|---|
| 1Q 2006 | 195.4 | 47.0 | 32.4 | 17.1 |
| 2Q 2006 | 205.4 | 49.5 | 33.5 | 20.3 |
| 3Q 2006 | 185.0 | 46.8 | 32.4 | 13.0 |
| 4Q 2006 | 202.5 | 54.0 | 31.7 | 16.4 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

## EBITDA margin
EUR million



90
80
70
60
25%
20%
15%
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
EBITDA
72.5
79.4
65.7
69.5
79.3
EBITDA %
21%
22%
20%
20%
21%


Excluding Group's distribution businesses in Bulgaria, Romania & Serbia the EBITDA margin was 23.1% for the quarter.



## EBITDA to Net Profit
Q1 2007 v Q4 2006 & Q1 2006

| | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|
| EBITDA | 79.3 | 69.5 | 72.5 | 9.8 | 6.8 |
| D&A Internal | (17.7) | (8.9) | (17.3) | (8.8) | (0.4) |
| PPA | (8.1) | (15.1) | (5.2) | 6.9 | (3.0) |
| EBIT | 53.5 | 45.6 | 50.0 | 8.0 | 3.5 |
| Net Interest | (17.2) | (15.6) | (10.2) | (1.6) | (7.0) |
| Exchange Rate/Other | (1.6) | 8.1 | 0.2 | (9.8) | (1.8) |
| Profit Before Tax | 34.7 | 38.1 | 40.0 | (3.5) | (5.3) |
| Tax | (7.7) | (5.6) | (8.2) | (2.1) | 0.5 |
| Net Profit | 27.0 | 32.5 | 31.9 | (5.5) | (4.9) |



## Effective tax rate
EUR million

| | 1Q 2007 | 1Q 2006 |
|---|---|---|
| Profit before tax........... | 34.7 | 40.0 |
| Tax charge.................. | (7.7) | (8.2) |
| Profit after tax............. | 27.0 | 31.9 |
| Effective tax rate.......... | 22% | 20% |

- Tax rate in line with management expectations
- Effective rate reflects a mix of profits by country



## Research and development
Euro million

| | 1Q 2007 |
|---|---|
| Total spending...................................... | 32.4 |
| Capitalised........................................... | (19.8) |
| Expensed............................................. | 12.6 |
| Amortisation of internal intangibles.............. | 2.6 |
| Amortisation of purchased intangibles........... | 6.2 |
| Total P&L............................................ | 21.4 |

## CAPEX

Euro million

| | 1Q 2007 Actual |
|---|---|
| **Sites** | |
| US | 7.6 |
| Malta | 1.0 |
| Iceland | 3.6 |
| Eastern Europe | 11.0 |
| India | 1.2 |
| Other | 0.9 |
| | 25.3 |



## Sources of cash flow

Euro million

| | 1Q 2007 |
|---|---|
| Profit for the period | 27.0 |
| Depreciation and amortisation | 25.8 |
| Other adjustments | (16.6) |
| Working capital from operating activities | 36.2 |
| Changes in operating assets and liabilities | |
| Receivables | (47.2) |
| Inventories | 0.3 |
| Payables | 17.2 |
| Net change in operating assets and liabilities | (29.7) |
| Net cash provided by operating activities | 6.4 |

| | |
|---|---|
| Average trade receivables | 64 days |
| Inventory turns | 3 x |



## Uses of cash flow

Euro million

| | 1Q 2007 |
|---|---|
| Net Cash provided by operating activities | 6.4 |
| Investment in property,plant and equipment (net) | (22.5) |
| Increase in intangibles | (20.2) |
| Net free cash flow | (36.2) |
| Acquisitions | (40.3) |
| Net cash used | [illegible] |
| Changes in net debt | 87.6 |
| Changes in capital stock | (0.0) |
| Net financing | 87.6 |
| Net change in cash and cash equivalents | 11.2 |
| Effects of foreign exchange adjustments | (0.8) |
| Cash and cash equivalents at beginning of period | 78.3 |
| Cash and cash equivalents at end of period | 88.7 |



## Balance sheet

Assets

EUR million



2,500
2,000
1,500
1,000
500
0
31/03/07
31/12/06


| | 31/03/07 | 31/12/06 |
|---|---|---|
| Trade Receivables | 302.3 | 224.2 |
| Inventories | 277.6 | 277.9 |
| Other Current assets | 178.7 | 169.8 |
| Other Fixed assets | 497.9 | 467.3 |
| Other Intangibles | 515.0 | 504.2 |
| Goodwill | 964.0 | 936.1 |
| Total Assets | 2,735.0 | 2,579.4 |

actavis

# Balance sheet

## Equity & liabilities

EUR million

Net Debt • EUR1,237 m


3,000
2,500
2,000
1,500
1,000
500
0

| | 31/03/07 | 31/12/06 |
|---|---|---|
| Current liabilities | 637.9 | 518.1 |
| Non-current liabilities | 1,206.9 | 1,171.6 |
| Minority interest | 18.1 | 9.5 |
| Stockholders' equity | 872.1 | 880.2 |
| Total Equity & Liabilities | 2,735.0 | 2,579.4 |

21



# Financial guidance

22

actavis

# 2007 Guidance

- EUR1.6 billion in revenues
  - Underlying growth of 13%
  - Double digit growth in CEEA, Third-party and WEMEA
- EBITDA margin of 21-22%
- Over 500 product and market launches
- 40-45 ANDA filings in 2007 for the US market
- Revenue and EBITDA higher in second half than in first half
  - Active launch schedule and marketing campaigns in first half
  - Growing contribution from Abrika and Zio Zdorovje



23

actavis

# Financial targets 2007-2009

- Over EUR1.9 billion in revenues by end of 2009
- Improving COGS by 3% points from 2006 to 2009
- EBITDA margin growing from 20.8% in 2006 to 25% by end of 2009
- 20%+ annual growth in diluted EPS in 2007-2009
- Gaining top 5 position in key markets by end of 2009



24



# Sales performance



actavis

## Divisional overview

- Sales & marketing, Central & Eastern Europe and Asia (CEEA)
  - Own-label products either developed by Actavis or in-licensed from other companies
  - Key markets include Turkey, Russia, Bulgaria & Romania
- Sales & marketing, Western Europe, Middle East and Africa (WEMEA)
  - Own-label products either developed by Actavis or in-licensed from other companies
  - Key markets include UK, Germany, Holland, the Nordic countries and Portugal
- Sales & marketing, Third-party global
  - Sales of products developed by Actavis to third parties
  - Key markets include Germany, France and the Netherlands
- North America division
  - Presence established in the market following acquisitions of Amide Pharmaceuticals and the Human Generics Business of Alpharma in 2005
  - Sales of own-label products



actavis

## Well placed in key markets

Sales of finished products EUR324.0 million in 1Q



Asia 2%
Other 7%
North America 32%
Turkey 9%
Russia, Ukraine & CIS 8%
Nordic 8%
United Kingdom 8%
Germany 8%
Bulgaria 4%
Central Europe 4%
Romania 4%
Balkans 3%
Netherlands 3%


Breakdown excludes distribution business, sale of intellectual property & other revenue
Central Europe: Poland, Czech Republic, Slovakia, Hungary and Slovenia



actavis

## Highest selling products in 1Q

EUR million

| Product name | Originator (Company) | Therapeutic group | Division | Sales in 1Q 2007 |
|---|---|---|---|---|
| Gabapentin | Neurontin (Pfizer) | CNS | USA, WEMEA | 9.9 |
| Diltiazem | Cardizem (Biovail) | Cardiovascular | USA, CEEA, WEMEA | 8.8 |
| Oxycodone | Roxicodone (Xanodyne) | CNS | USA | 8.4 |
| Ramipril | Altace (Aventis) | Cardiovascular | TP, CEEA, WEMEA | 8.3 |
| Phezam ● | Actavis | CNS | CEEA | 5.9 |
| Lovastatin | Mevacor (Merck) | Cardiovascular | USA, CEEA, WEMEA | 6.1 |
| Troxevasin ● | Actavis | Cardiovascular | CEEA | 4.8 |
| Carbidopa /Levodopa | Sinamet (Merck) | CNS | USA, CEEA | 5.4 |
| Cravit ● (Levofloxacin) | Tavanic (Sanofi Aventis) | Anti-infective | CEEA | 4.4 |
| Citalopram | Celexa (Lundbeck) | CNS | TP, CEEA, WEMEA | 5.4 |
| Top 10 as a percentage of total revenue | | | | 17.6% |

actavis

## Product and market launches in 1Q


CEEA
29
WEMEA
35
US
4
Third-party
12
0
10
20
30
40

A total of 80 launches (48 molecules)

Thereof eight where Actavis was first to market

For new products and launches of existing products to new markets
Product is defined as molecule per pharmaceutical form, From own development and includes in-licencing and co-development

29

# North America sales



actavis

## North America sales

EUR108.9 million in 1Q

| | 1Q 2006 | 2Q 2006 | 3Q 2006 | 4Q 2006 | FY 2006 | 1Q 2007 | [illegible] |
|---|---|---|---|---|---|---|---|
| Sales | 113.0 | 117.4 | 102.8 | 92.0 | 425.2 | 108.9 | (4.1) |
| % of Group Revenues | 33% | 32% | 32% | 26% | 31% | 28% | |
| Underlying Growth | 14% | 20% | (6%) | 29% | 13% | 5% | |

Highlights:

- Underlying growth of 5% in the quarter
- Slightly ahead of management expectations
- Strong contribution from Ranitidine Syrup, with 180 day marketing exclusivity
- Strong sales of primary products
- Four new products launched

31

actavis

# Central, Eastern Europe & Asia sales



## CEEA highlights 1Q

EUR million

| | 1Q2006 | 2Q2006 | 3Q2006 | 4Q2006 | FY2006 | 1Q2007 | [illegible] |
|---|---|---|---|---|---|---|---|
| Sales | 116.5 | 139.9 | 124.5 | 148.6 | 529.5 | 157.2 | 40.7 |
| % of Group Revenues | 34% | 38% | 38% | 42% | 38% | 42% | |
| Underlying Growth | 26% | 13% | 6% | 31% | 18% | 14% | |

### Highlights:

- Underlying growth of 13.6% to EUR157.2 million
- Good growth in key markets incl. Russia, Ukraine, Romania & Central Europe
- Distribution business 26% of revenue with good growth
- 29 product and market launches (29 molecules).
- Highest contributing products, Troxevasin®, Phezam®, Cravit® and Enalapril

33

## Sales by market

EUR157.2 million in 1Q 2007



Other
8%
Turkey
21%
Distribution
26%
Bulgaria
7%
Romania
7%
Serbia
7%
Central
Europe
7%
Russia,
Ukraine, CIS
17%


Distribution includes revenue from Bulgaria, Romania & Serbia

34

## West Europe, Middle East and Africa



35

## WEMEA highlights 1Q

| | 1Q2006 | 2Q2006 | 3Q2006 | 4Q2006 | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|---|---|
| Sales | 71.9 | 70.3 | 65.5 | 76.9 | 284.6 | 79.7 | 7.8 |
| % of Group Revenues | 21% | 19% | 20% | 22% | 21% | 21% | |
| Underlying Growth | 2% | (10%) | (4%) | 13% | 0% | 10% | |

### Highlights:

- Underlying growth of 10%, sales of EUR79.7 million
- In line with management expectations and above market growth rate in the region
- Major marketing campaign following partnership agreements with large insurance funds in Germany
- Moved to second largest generic player in the UK
- Actavis entering into new markets in the region
- 35 product and market launches (27 molecules), thereof eight OTC products

36

## Sales by market

EUR79.7 million in 1Q 2007



Other
11%
Portugal
3%
Netherlands
7%
Germany
16%
United
Kingdom
33%
Nordic Region
30%


Nordic Region includes Denmark, Finland, Norway and Sweden

37



## Third-party sales

38

## Third-party highlights 1Q

| | 1Q 2006 | 2Q 2006 | 3Q 2006 | 4Q 2006 | FY 2006 | 1Q 2007 | 1Q Var |
|---|---|---|---|---|---|---|---|
| Sales | 38.9 | 33.0 | 28.6 | 33.8 | 134.3 | 35.9 | (3.0) |
| % of Group Revenues | 11% | 9% | 9% | 10% | 10% | 9% | |
| Underlying Growth | 49% | (1%) | (33%) | (26%) | (6%) | (5%) | |

Highlights:

- Sales slightly below management expectations at EUR35.9 million
- Performance impacted by a delay in the launch of Mirtazapine soluble tablets in a few markets and lower than expected sales of Sertraline
- Significant volume increase offset by price erosion and different product mix
- Sales in France continue to increase - biggest quarter ever
- 12 product & market launches in the quarter

39

## Sales by segments and markets

EUR35.9 million in 1Q

Sales by segments



Finished
Products
Intellectual
property & other
revenues


Sales by market



Poland
Portugal
Spain
Switzerland
5%
Austria
7%
France


**Intellectual property & other**

- IP EUR1.9 million, down 21% from 2006
- Revenue from 43 products
- Other EUR1.6 million

**Finished products**

- EUR32.4 million, down 6% from 2006
- Revenue from 51 products

40

actavis

Investor & Media Relations:

| | |
|---|---|
| Robert Wessman, President & CEO | Tel: +354 535 2300 |
| Mark Keatley, CFO | Tel: +354 535 2300 |
| Halldor Kristmannsson Vice President Corporate Communications | Tel : +354 535 2300/ +354 840 3425 |



Thank you



2007-05-10 11:14:42

Actavis Group hf. Insiders' dealing - Date of transaction 9.5.2007

Directors Dealings

Name of insider:
Svend Andersson

Relations with the issuer:
Executive Vice President of sales in Western Europe, Middle East and Asia

Date of transaction:
9.5.2007

Buy or Sell:
Kaup / Buy

Type of instrument:
Hlutabréf / Equities

Number of shares:
74.000

Price:
78,2

Primary insider's holdings after the transaction:
3.574.000

Primary insider's option holdings after the transaction:
0

Related parties holdings after the transaction:
0

2007-05-10 12:19:37

Actavis Group hf. Company Announcement - Matching Halted, News Pending

Actavis Group hf. (International pharmaceutical company specializing in the development and sales of generic pharmaceuticals) symbol ACT, matching halted, news pending.

Actavis Group hf. Company Announcement - Novator makes a voluntary takeover offer for the entire class A common shares of Actavis Group

Novator, the investment firm led by Bjorgolfur Thor Bjorgolfsson, today announces that it will make a voluntary takeover offer for the entire class A common shares of Actavis Group hf. Parties related to Novator currently hold approximately 38.5% of the total class A common shares of Actavis Group hf. Mr. Bjorgolfsson is the Chairman of the Board of Directors of Actavis. Novator's intention is to acquire the entire class A common shares of the Company.

The offer will be made in Euros, by a new Company in the Novator Group. The offer price will be EUR 0,98 per share, which at the Icelandic Central Bank Fixing Exchange Rate for the Euro on May 9th equals ISK 85,23 per share. This represents a 9% premium to the Company's closing price at the OMX stock exchange on May 9th. This will be the highest price ever offered for the Company's shares, representing a premium of more than 21% to the six-month average closing price. Novator is of the opinion that this price fairly reflects the underlying value of the Company and is also fair when compared to other listed generic pharmaceutical companies and recent industry transactions.

The generic pharmaceutical industry has undergone rapid changes in recent years. Consolidation is continuously gaining pace, competition for leading positions in key markets is becoming ever more fierce, and pricing pressures continue to intensify. In such an environment, Novator views it as important for the successful future growth of the Company that it is taken private. In that way, it is no longer restrained by the obligations and requirements which are placed on listed companies, including that of disclosure. Therefore, Novator will seek delisting of Actavis from the OMX stock exchange as soon as practically possible.

Novator intends to fund a significant element of the transaction through debt funding. Therefore, it is clear that following the transaction, Actavis will be considerably leveraged on a consolidated basis. Novator will seek to adopt a more entrepreneurial and hence riskier approach to the Company's operations, to reduce the number of members of the Board of Directors and have significantly reduced public reporting responsibilities. Novator is of the opinion that the added risk, arising from increased leveraged and from a more aggressive style of corporate management, is not appropriate for general investors and that they should be presented with the opportunity to exit before such changes occur.

Novator hopes that the management and employees of Actavis will react favourably to this transaction and very much looks forward to a continued fruitful relationship.

The offer to all holders of class A common shares, along with the conditions thereof, will be formally made shortly, in accordance with provisions of the Icelandic Securities Act no. 33/2003 on voluntary takeover bids.

Actavis Group hf. Company Announcement - Actavis receives non-binding takeover bid

Reykjavik, Iceland, 10 May 2007 — Actavis Group (OMX: ACT) confirms that it has
received an announcement from Novator, an investment firm led by the Chairman of Actavis, Bjorgolfur Thor Bjorgolfsson. Parties related to Novator, currently hold approximately 38.5% of total A class shares. Novator's intention is to acquire the entire class A common shares of the Company.

A new Company within the Novator Group intents to make a voluntary bid to all A class shareholders of Actavis in Euros. The offer price will be EUR 0.98 per share, which at the Icelandic Central Bank Fixing Exchange Rate for the Euro on 9 May, equals ISK 85.23 per share.

The Board of directors will review the offer as soon as feasible and make its recommendation to shareholders.

For further information:
Actavis Group

Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

About Actavis Group
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in more than 30 countries, with over 11,000 employees. The Company's market cap is approximately EUR3.0bn (US$3.8 billion) and it's listed on the OMX Exhange in Iceland. For further information, visit www.actavis.com

END